Contact:  RAOUL J. WITTEVEEN
          (212) 916-3261


                           NEWS FOR IMMEDIATE RELEASE



           INTERPOOL, INC. REPORTS RECORD 3RD QUARTER INCOME PER SHARE
                 OF $0.35 AS COMPARED WITH $0.28 FOR PRIOR YEAR


PRINCETON, NJ, OCTOBER 27, 1998 -- Interpool, Inc. (NYSE: IPX) reported today that its 1998 third quarter net income per share (on a diluted basis) was a record 35 cents, as compared with income per share before extraordinary loss and premium paid on redemption of preferred stock of 28 cents, for the same period in 1997. Revenues during the third quarter of 1998 were $46,115,000, up 13% from $40,962,000 in the third quarter of 1997.

For the first nine months of 1998, Interpool's net income per share was 96 cents (on a diluted basis), as compared with income per share before extraordinary loss and premium paid on redemption of preferred stock of 87 cents, for the same period in 1997. Revenues during the first nine months of 1998 were $133,453,000, up 12% from $118,922,000 in the first nine months of 1997.

Martin Tuchman, Chairman and Chief Executive Officer, commented that the third quarter results reflected the Company's continuing focus on effectively managing and growing its container and chassis leasing business, the mainstay of shareholder value.

At the end of the third quarter, the Company's container fleet has grown to approximately 470,000 container TEUs (twenty-foot-equivalent units) with utilization at 99%, while the chassis fleet has grown to approximately 75,000 units, with utilization at 96%.

INTERPOOL 3Q98                      10/27/98                              PAGE 2


Interpool conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business is conducted by Interpool, Inc. and its other subsidiaries. During the third quarter of 1998, the Interpool Limited international container division's contribution to consolidated income increased to $8,346,000 from $7,093,000 for the third quarter of 1997. The domestic intermodal division's contribution to consolidated income was $1,709,000 during the third quarter of 1998, versus $831,000 for the prior year. Revenues for the third quarter of 1998 from the Interpool Limited international container division increased to $22,985,000, while revenues from the domestic intermodal division rose to $23,130,000.

During the nine months ended September 30, 1998, the Interpool Limited international container division's contribution to consolidated income rose to $24,149,000 from $22,190,000 in 1997, while the domestic intermodal division's contribution decreased to $3,390,000 from $3,655,000. Revenues for the first nine months of 1998 from Interpool Limited international container division increased to $67,353,000, while revenues from the domestic intermodal division rose to $66,100,000.

On June 19, 1998 Interpool announced its participation in a proposed recapitalization and merger (the "Merger") of XTRA, with a company newly formed by Apollo Management IV, L.P. ("Apollo") and Interpool (through its affiliate Atlas Capital Partners). As previously reported the Company believes that, in light of current circumstances, the prospects are not favorable for obtaining the financing necessary to consummate the Merger.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

         This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.



                               ***TABLE FOLLOWS***

                           INTERPOOL, INC.
                  CONSOLIDATED STATEMENT OF INCOME
              (In thousands, except amounts per share)
                             (Unaudited)


                                                          THREE MONTHS               NINE MONTHS
                                                             ENDED                     ENDED
                                                          SEPTEMBER 30,             SEPTEMBER 30,
                                                        1998         1997         1998         1997
                                                     ---------    ---------    ---------    ---------
REVENUES                                             $  46,115    $  40,962    $ 133,453    $ 118,922

LEASE OPERATING AND ADMINISTRATIVE EXPENSES             10,778       10,292       32,148       27,987
DEPRECIATION AND AMORTIZATION OF LEASING EQUIPMENT      10,865        8,933       30,941       26,155
OTHER INCOME                                              (214)         (17)        (545)        (773)
                                                     ---------    ---------    ---------    ---------

EARNINGS BEFORE INTEREST AND TAXES                      24,686       21,754       70,909       65,553
INTEREST EXPENSE, NET                                   12,581       13,280       38,620       36,008
                                                     ---------    ---------    ---------    ---------

INCOME BEFORE TAXES AND EXTRAORDINARY LOSS              12,105        8,474       32,289       29,545
PROVISION FOR INCOME TAXES                               2,050          550        4,750        3,700
                                                     ---------    ---------    ---------    ---------

INCOME BEFORE EXTRAORDINARY LOSS                        10,055        7,924       27,539       25,845

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT, NET OF
   APPLICABLE TAXES OF $2,150 AND $2,375                  --          4,550         --          4,878
                                                     ---------    ---------    ---------    ---------

NET INCOME                                           $  10,055    $   3,374    $  27,539    $  20,967
                                                     =========    =========    =========    =========


INCOME PER SHARE BEFORE EXTRAORDINARY LOSS AND
   PREMIUM PAID ON REDEMPTION OF PREFERRED STOCK:
       BASIC                                         $    0.36    $    0.29    $    1.00    $    0.91
       DILUTED                                       $    0.35    $    0.28    $    0.96    $    0.87

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT:
       BASIC                                                NA    $   (0.17)          NA    $   (0.18)
       DILUTED                                              NA    $   (0.16)          NA    $   (0.16)

PREMIUM PAID ON REDEMPTION OF PREFERRED STOCK (1):
       BASIC                                                NA           NA           NA    $   (0.24)
       DILUTED                                              NA           NA           NA    $   (0.23)

NET INCOME PER SHARE:
       BASIC                                         $    0.36    $    0.12    $    1.00    $    0.49
       DILUTED                                       $    0.35    $    0.12    $    0.96    $    0.48


WEIGHTED AVERAGE SHARES OUTSTANDING:
        BASIC                                           27,566       27,552       27,560       27,552
        DILUTED                                         28,584       28,626       28,574       29,614


(1) Represents a non-recurring charge of $6,716 to retained earnings for the excess of the redemption price of 5 -3/4% Cumulative Convertible Preferred Stock over the carrying amount expressed as amount per share.